                                                 Filed by US Airways Group, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                          Subject Company: Delta Air Lines, Inc.
                                                  Commission File No.: 001-05424


The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

      - Transcript of US Airways Group, Inc.'s Delta Merger Update Call on Wednesday, January 10, 2007.

                                                                FINAL TRANSCRIPT

THOMSON STREETEVENTS(SM)

LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

EVENT DATE/TIME: JAN. 10. 2007 / 9:00AM ET

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

CORPORATE PARTICIPANTS

ELISE EBERWEIN
US Airways Group - SVP of People, Comm. & Culture

DOUG PARKER
US Airways Group - Chairman, CEO

SCOTT KIRBY
US Airways Group - President

CONFERENCE CALL PARTICIPANTS

JAMIE BAKER
JPMorgan - Analyst

GARY CHASE
Lehman Brothers - Analyst

DAVID STRINE
Bear Stearns - Analyst

MICHAEL LINENBERG
Merrill Lynch - Analyst

DANIEL MCKENZIE
Credit Suisse - Analyst

RAY NEIDL
Calyon Securities - Analyst

HELANE BECKER
Benchmark Company - Analyst

PRESENTATION

OPERATOR

Ladies and gentlemen, thank you for standing by. Welcome to the US Airways Group conference call to discuss the Company's revised proposal to merge with Delta Airlines announced this morning. At this time all participants are in a listen only mode. Later we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded on January 10, 2007. I would now like to turn the conference over to Elise Eberwein, Senior Vice President of People, Communications and Culture at US Airways, for opening remarks and introductions.

--------------------------------------------------------------------------------

ELISE EBERWEIN  - US AIRWAYS GROUP - SVP OF PEOPLE, COMM. & CULTURE


Thank you, Peter. Good morning, everybody, and thanks for joining us on the call to discuss our revised proposal to merge with Delta. With me today are Doug Parker, our Chairman and CEO; Scott Kirby, our President; Chief Financial Officer, Derek Kerr; Janet Dhillon, our Senior Vice President General Counsel; and C.A. Howlett, our Senior Vice President of Government Affairs. There are also several advisors in the room that Doug may call on during the call -- and if he does that he'll just introduce them as he does so. After our prepared remarks we're going to open it up for some questions. But we don't plan on being on the call more than 30 minutes this morning.

Before we get started I'd like to remind everybody that today's call may contain forward-looking statements. Please refer to the disclosure related to these forward-looking statements in the materials that have been made available to you today for our

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        1
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

webcast. Also refer to the slide at the beginning of the materials about where you can find additional information relating to the proposed merger that we will file with the SEC.

Both the press release announcing this revised proposal and the slides that summarize today's discussion are posted on our website and that's US Airways.com. The press release and slides will be filed with the SEC on a current report on Form 8-K and you may find it helpful to review the slides as we go through the prepared remarks today. And at that point I'm going to turn it over to Doug and thanks again for being on the call this morning.


--------------------------------------------------------------------------------

DOUG PARKER - US AIRWAYS GROUP - CHAIRMAN, CEO


Thanks, Elise, and good morning, everybody. As Elise said, we have a pretty short presentation here. And then we'd like to get to some questions, but just wanted to give you a little update before the market opens on what we've done so that you can better understand it. And indeed, what we have done this morning is we've revised our proposal to significantly increase what Delta's unsecured creditors will receive.

I'm going to move through these slides also that Elise referenced, and on slide 3 we talk about -- there's a summary about the proposal. Under the revised proposal the unsecured creditors will receive $5 billion in cash and 89.5 million shares of US Airways stock. Our financial advisor, Citigroup, estimates that if we apply the same valuation assumptions as were described in Delta's disclosure statement, this new proposal will provide Delta's unsecured creditors with between $12.7 billion and $15.4 billion of value, that's a significant premium over the $9.4 billion to $12 billion valuation the Delta placed on its own stand-alone plan with the same assumptions and methodology.

To look at it another way, the current market value of our revised proposal is $10.2 billion based upon the closing price of US Airways stock yesterday which was $57.90. We have committed financing in place from Citigroup and Morgan Stanley to fund the cash portion of the offer of $5 million as well as the refinancing of $3.2 billion of existing obligations of both companies for a total of $8.2 billion of committed financing.

It's important to note that though this proposal is set to -- it's important to note though the proposal is set to expire on February 1st unless there is affirmative creditor support for commencement of due diligence, making the required filings under Hart-Scott-Rodino as well as the postponement of Delta's hearing on its disclosure statement, which is currently scheduled for February 7th. From the time we receive creditor support and truly begin this process in earnest we believe it will take four to six months for the deal to close. So the sooner we start the sooner we can close.

Moving to the next page is a summary of the original proposal, the revised proposal and you'll see the key elements of the proposal remain the same. It still offers a combination of cash and stock which could be structured to offer individual creditors a choice of those currencies. The proposed merger creates an estimated $1.65 billion in annual synergies that can only be created in a merger. Delta's creditors will participate in that value created as those synergies are realized as owners of a significant portion of the combined company.

What has changed is we're now offering more cash and a larger number of shares which, assuming a fully diluted share count of 94.7 million US Airways shares, would give Delta creditors a pro forma ownership of 49% of the combined company. The other change is that a revised proposal is set to expire, as I noted already, on February 1st unless there's an affirmative creditors report for three things -- commencement of due diligence, filing HSR and postponing the bankruptcy court hearing that's scheduled for February 7th.

I want to emphasize that without the support of the creditors our offer is set to expire on February 1; simply stated, it's time for this process to move forward. We continue to believe that now is the right time to create a better airline that provides more choice to consumers, increased job security for both Airlines and employees and generates more value for all of our stakeholders. Other than that all the conditions of the offer are exactly the same as before; that is satisfactory completion of a due diligence

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        2
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

investigation which we believe can be completed expeditiously, approval by Delta's bankruptcy court on a mutually agreeable plan of reorganization that will be predicated upon the merger, regulatory approvals and the approval of the shareholders of US Airways.

Moving on to the next slide, you see our original proposal offered more value to Delta's unsecured creditors than the Delta stand-alone plan and we knew that was true at the time. Now we've changed it so that's even more evident. This revised offer eliminates any conceivable doubt about which of these plans offers more value to the creditors. No matter what methods are used to compare the value of our offer to the value of Delta's stand-alone plan, so long as you apply those methods consistently a merger with US Airways offers Delta's unsecured creditors significantly more value.

And to make that clear, we asked Citigroup to compare the plans using the same valuation methodology and assumptions as described in Delta's disclosure statement; you see that result on slide 5. The left-hand column shows Delta's asserted value for its stand-alone plan, the $9.4 billion to $12 billion which still excludes any management equity incentive package. On the right is the total value available to Delta's unsecured creditors under our revised proposal. Our proposal provides approximately $3.4 billion of additional value beyond what Delta claims for its stand-alone plan.

And then lastly, on page 6 we go to a different methodology more consistent with what we see you airline analysts use which are multiples of EBITDAR numbers. And when you look at that on slide 6, comparing the lease-adjusted firm value to EBITDAR for 2007 and 2008 you see again our proposal offers a substantial premium to Delta's stand-alone.

So to sum up, we've increased our offer to Delta's creditors, we set the offer to expire in order to move this process forward. It's a transaction that makes tremendous sense for US Airways' shareholders, for Delta's creditors, the employees and customers of both companies and the communities we serve and we feel strongly this is the time to move it forward. With that said we are happy to take your questions. Operator?

--------------------------------------------------------------------------------

QUESTION AND ANSWER

OPERATOR


(OPERATOR INSTRUCTIONS). Jamie Baker, JPMorgan.


--------------------------------------------------------------------------------
JAMIE BAKER - JPMORGAN - ANALYST


Doug, given the passage of time, there's likely to be less and less value available to you as a function of Delta's bankruptcy status. I'm curious if you've revisited the percentage of synergy of value that is dependent on getting a deal done before rather than after Delta emerges. And secondly, I was hoping you could just comment on how the meeting with Gordon went.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


(indiscernible) do you want to take the first one?


--------------------------------------------------------------------------------
SCOTT KIRBY  - US AIRWAYS GROUP - PRESIDENT


Jamie, one of the reasons we have a time fuse on this is we do hope that the creditors committee will support us to stop actions that would permanently impair some of the synergy value of things like signing up for additional regional jets as an example. So we hope that the creditors committee with this compelling offer will stop taking those kinds of actions. We still feel extremely

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        3
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

good about the $1.65 billion and that it's achievable and achievable by coming out with Delta coming out of bankruptcy. -- not sure who this speaker is -- --


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


I guess to understand a little better, the passage of time itself, Jamie, doesn't do anything to (multiple speakers)


--------------------------------------------------------------------------------
JAMIE BAKER  - JPMORGAN - ANALYST


No, only what Delta happens to affirm during the passage of time -- yes, yes, you're right.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Precisely. Exactly. If things over time get affirmed that's a problem, which is why we've structured it this way which is -- because indeed we certainly expect that Delta will, in support of its stand-alone plan, will begin to have to start doing things or would certainly want to start doing things that would be detrimental or could be detrimental to our proposal. So that's exactly why we structured it like this which is to ask for affirmative creditors support for our proposal. And presumably if we have that then you're not going to see things approved by the court that are inconsistent with our proposal. The second one, the question how did the meeting with Gordon go you ask.


--------------------------------------------------------------------------------
JAMIE BAKER  - JPMORGAN - ANALYST


Yes.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


It went great. Gordon Bethune has been hired by the official creditors committee as an adviser which we think is a great move. Everyone knows that Gordon is an extremely capable executive, a legend in our business who did a fantastic job at Continental. Knows this business backwards and forwards. And understands what happens when you have good management teams working to integrate airlines.

So I think we presented our proposal. Frankly it was refreshing to present it to somebody who really understands how this works and how it's going to work and how it could work going forward. So we had a nice dialogue, but it was more us presenting to him. He has to develop his own views and I have a pretty good sense of where he's coming from based on his questions. He certainly didn't share with us here's what I'm going to share with the committee. That's his job that they've hired him to do.

But we're really glad to see Gordon part of the process because -- just digress a little bit, I mean part of what's going on here today, which hopefully is clear, is this is new territory for all of us, and certainly new territory for the creditors committee, to try and assess a management plan versus an offer that management is not supporting. So they've been struggling at with that.

So what we wanted to do be sure we did today was make that a much easier decision for them and we know we've done that. We've taken away any doubt as to whose offer is worth more. And we think so much superior that it's worth any assessment of risk, just let us move forward. Again, not to pick one over the other, but just to give support for investigating ours and letting ours move forward and not let things happen to the stand-alone that could be detrimental to our plan. And again, how that ties back to Gordon is having someone there who is decisive and assertive helped that process along.

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        4
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

--------------------------------------------------------------------------------
JAMIE BAKER  - JPMORGAN - ANALYST


Okay. Thanks for all the color, gentlemen. I appreciate it.


--------------------------------------------------------------------------------
OPERATOR


Gary Chase, Lehman Brothers.


--------------------------------------------------------------------------------
GARY CHASE  - LEHMAN BROTHERS - ANALYST


Just wondered if you could give us a little bit better sense of what exactly you mean by getting affirmative creditor support? Does that mean a majority, does it mean endorsement by the committees? Like how are we -- it feels like a milestone that you've put in this by to say by Feb. 1 you have to have this affirmative creditor support. If you could just give us a sense of what you mean by that so we can look for it?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


It means what it says, which is that we would like affirmative creditor support. That means we'd like to see the committee, the official committee come out with support for those three items, which is why I don't think this February 1 date is ever going to be an issue because we wanted to put it in there to make the point that we think something should happen by then. But this is -- at these levels of valuation what we're asking for is something that I can't imagine the committee wouldn't do and support because, once again, we're not asking them to do anything except allow both proposals to be analyzed and move forward.

So again, we put it in there to instill a sense of urgency, yes, but what we're asking for isn't anything that can't easily be done well within that timeframe. So I don't think the timeframe is ever going to come into play.


--------------------------------------------------------------------------------
GARY CHASE  - LEHMAN BROTHERS - ANALYST


Okay. So but what you mean is you want the official committee to come out and say we want to commence due diligence, initiate an HSR filing, and postpone that hearing. So it's something that the official committee would have to endorse in that timeframe?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Yes, we'd like to see that and other creditors, by the way. But yes, absolutely the official committee.


--------------------------------------------------------------------------------
GARY CHASE  - LEHMAN BROTHERS - ANALYST


Okay. Thanks, guys.


--------------------------------------------------------------------------------
OPERATOR


David Strine, Bear Stearns.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        5
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

DAVID STRINE  - BEAR STEARNS - ANALYST


Doug, with respect to the antitrust issues, I just wanted to know if you provided any additional information or any further rebuttals in your -- in the presentation. I'm traveling today's so I haven't seen what you have posted on your website. Have you made any additions to that because that's been one of the big issues obviously from the other side?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


No, we didn't, David. I thought we did a pretty good job. I can say that it wasn't me, but I thought Rick Rule did a really nice job of doing that on our call in the middle of December. So no, we think that's been asked and answered. What we are saying and continue to say is let's go put in the filings and instead of us all guessing what and having these very strong views about what the Department of Justice would say, we're extremely confident that if we go ask them they're going to say what we're telling you they're going to say.

So let's just go ask him and we'll find out instead of having educated people disagree about what indeed they're going to say, let's go figure it out. I mean, Rick is here with us if you have a direct question for him, but the fact of the matter is there's nothing -- we have nothing more to add other than what we've already added on these points.


--------------------------------------------------------------------------------
DAVID STRINE  - BEAR STEARNS - ANALYST


I don't have an additional question because I thought the last presentation was thorough. But as a follow up to what Gary had mentioned about the process, in terms of the process and how it's been going and where we go from here, I imagine that -- I know you had the meeting with Gordon. Are there any other meetings set up now between you and either the creditors committee directly or representative of the creditors committee? And if so, when will that take place?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


I mean, we're talking you an hour after the press release went out or an hour and a half. So right now nothing has been set up. I would fully anticipate that this would result in further meetings, yes.


--------------------------------------------------------------------------------
DAVID STRINE  - BEAR STEARNS - ANALYST


And then to try to press you a little more in terms of the affirmative support -- I mean, if you get two thirds then you're all set, right? So is that essentially what you just need -- is that the number you're looking for in terms of people coming out or do you need just broadly one statement that comes from the creditors committee in total if there's -- and I don't imagine there would be any sort of individual comments from members of the committee, they probably will speak as a whole, but is that possible?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Obviously, the more the better. This isn't -- you shouldn't try and over analyze this. We're not trying (inaudible) sort of bankruptcy.


--------------------------------------------------------------------------------
DAVID STRINE  - BEAR STEARNS - ANALYST


That's unfortunately what we do.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        6
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Again, I didn't mean that in any way other than to say it's not that complicated. Because all -- we would like the official committee to do what we've asked. We think they will do that. To the extent there are others that would be great. But I mean, maybe we should be more clear about this. What we anticipate then -- again, we're not asking management to do anything. We're asking the committee to come out and support.

Clearly though we continue. We would much prefer this to be where we're working with management. But we understand, they're not there yet. So what we'd like to see is the creditors come out in support of going forward and it is our belief that if that happens then management will move forward with us. And that's the way we think we need to move this. But that's all we're asking for is for the creditors to support those three things.


--------------------------------------------------------------------------------
DAVID STRINE  - BEAR STEARNS - ANALYST


Thanks, and good luck.


--------------------------------------------------------------------------------
OPERATOR


Michael Linenberg, Merrill Lynch.


--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


I guess two questions. In the press release a couple days ago where you announced that you had the new financing agreement, you talked about significantly improved financial terms. Can you give us a sense maybe how we'd look at that? Is that maybe a lower rate, less collateral, longer maturity? Any color on that would be helpful.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Can you hear me okay?


--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


Yes.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


I hit a button I didn't mean to hit. Okay, good. That would've been bad if I turned the phone off. Anyway, Mike, we haven't disclosed what it is -- which is why I was trying mute so I could ask, now I've got people whispering at me. But anyway, we have not disclosed what those terms are. They are better -- I mean, they are better because the rate is lower. But those are the terms that got better.

The way we structured this was we came out in November with committed financing from Citigroup. But Citigroup also allowed us the chance to go and see if others might be willing to participate and what we found is there was a lot of interest in participating. And market dynamics in that regard help you to drive the cost down. So that's what's happened. But as to how much we never disclosed what the initial cost was, we haven't disclosed what these are.

I'm happy to say we are very, very happy with the terms of the financing because there has just been a lot of interest in supporting our transaction which we appreciate.

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        7
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


One got the sense from the press release when you -- the fact that you used the word 'significant' -- you got a good deal.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


We did and it was significant.


--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


My second question, Doug, and I know this may have been asked when you initially announced the deal back in a month ago or so or two months ago, Did you ever -- you highlighted some of the things that you would have to divest, you talked about the shuttle. Did you ever actually put a number out there on the value of potential divestitures that would occur as a result of this transaction and therefore (technical difficulty) some level of funding toward the total purchase?


--------------------------------------------------------------------------------
SCOTT KIRBY  - US AIRWAYS GROUP - PRESIDENT


Mike, it's Scott. It did include a negative synergy in our model, in the $1.65 billion for potential asset divestiture. We haven't disclosed that publicly. We have disclosed that under confidentiality agreements to the creditors committee and we assume that we can sell the shuttle for something, but that is not directly in any of our numbers anywhere.


--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


But, Scott, I realize the asset goes out, the cash comes in, you lose maybe some revenue there. But I'm thinking of maybe that there are assets that are surplus to the business as a means to sort of raise capital for providing funding for the acquisition.


--------------------------------------------------------------------------------
SCOTT KIRBY  - US AIRWAYS GROUP - PRESIDENT


We haven't modeled any of that. Since we've been able to raise $8.2 billion in financing without resorting to that (multiple speakers) what we've done. It's not dependent on asset sales.


--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


Perfect. And then just my last question, I think the Senate, they were out there yesterday, I guess one of the guys on the committee out there calling for some hearings you have Oberstar in the House. I guess it's all part of the process, so any thoughts on that -- that Congress, as expected, will get involved? Just maybe anything you're hearing from your contacts in DC, etc.?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Well, to be clear, there has been a hearing called by the Senate Commerce Committee for January 24th. The hearing is on airline consolidation. Certainly not on US Airways/Delta, but I imagine, since it's on consolidation and we have this offer pending, that we will be part of the discussion and my guess is we'll be asked to testify which we would welcome. This transaction is good for consumers, it's good for our industry. It's something that I think Congress will be supportive of and we feel extremely good that the Department of Justice will be supportive of it.

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        8
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

--------------------------------------------------------------------------------
MICHAEL LINENBERG  - MERRILL LYNCH - ANALYST


Okay. Very good, thank you.


--------------------------------------------------------------------------------
OPERATOR


Daniel McKenzie, Credit Suisse.


--------------------------------------------------------------------------------
DANIEL MCKENZIE  - CREDIT SUISSE - ANALYST


Doug, it's pretty obvious US Airways is trying to portray this as a friendly deal. Delta doing a pretty good job positioning it as a hostile deal. And at the end of the day let's assume that for just a moment that US Airways is successful and Delta is still hostile to the deal, can a hostile deal get done?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


First let me say if (technical difficulty) we're losing that because I don't think that's what we're trying to do, Dan. It's quite clear that this is -- that the Delta management team is not in favor of doing this -- at least with the prior offer, we'll see what their action is on this one. But I would anticipate similar reactions moving forward.

Now, so to your real question, can you do it with that dynamic in place? The answer to that is yes, you certainly through just the way the process works it can be accomplished. That's not the way we want to do it and indeed not the way I think it's going to end up playing out. I really believe that eventually, once we start getting involved in a process that has support of the creditors, that the management team will understand and gain a better understanding of what it is we're trying to accomplish here.

And what we're really trying to do is build an even better Delta; that we're highly interested in working with them to build a better Delta; that we know they have a fantastic airline with a great culture, with great management employees all of which we would like to utilize. And I think once that becomes more clear we'll start working together. That's why I've consistently said that eventually we want to do this in a way that has full support.

We're not there yet, so my guess is you'll still hear some of this back and forth. But right now we feel extremely good about our chances of getting this done despite management's position today.


--------------------------------------------------------------------------------
DANIEL MCKENZIE  - CREDIT SUISSE - ANALYST


Okay, thank you.


--------------------------------------------------------------------------------
OPERATOR


Ray Neidl, Calyon Securities.


--------------------------------------------------------------------------------
RAY NEIDL  - CALYON SECURITIES - ANALYST


Just to follow up on some of the other questions that were asked, you have the banking behind you and I'm sure you've worked out the synergies of the combination. I'm just wondering as far as regulators go, one of the things that they look at would be what the balance sheet -- what the debt load will be of the combined carrier going forward. And as you up the offer to make it more attractive to the Delta creditors, will that make the regulators look at it with a more jaded eye?

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us        9
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

--------------------------------------------------------------------------------
SCOTT KIRBY  - US AIRWAYS GROUP - PRESIDENT


The balance sheet is not something the antitrust regulators will look at. Again, their focus is going to be on competition. They will look at the synergies. But the balance sheet is typically not something that they are particularly interested in. They defer to the -- they'll defer to the owner creditors here and I think US Airways as opposed to making a judgment on that at the antitrust division.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


The answer to that question is no. But what I'm happy to tell you is we'd welcome it if they wanted to. This balance sheet will look very, very good versus the Delta standalone balance sheet because it has much higher earnings. And as you know, Ray, the absolute level of debt doesn't mean anything in terms of one company versus another.

As I noted on the last call, GE has $400 billion of debt and they're AAA-rated because they have enormous earnings and they're an enormous company. This company is a lot bigger, of course it has more debt and it makes a lot more money. What matters is the ability to service the debt. So anyway, a long way of saying the answer to your question is no, but you shouldn't take that to mean we're worried about it because -- I wish that was part of the process because we'd win that one too.


--------------------------------------------------------------------------------
RAY NEIDL  - CALYON SECURITIES - ANALYST


Okay, that's good to hear. The other thing, though, is the Delta employees -- I'm sure the little badges they're wearing at the ticket counters and so forth seem pretty hostile to the takeover. Would that cause a potential problem if in fact there was a merger, trying to convince the employees that this was better for them?


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


What's going on now is we haven't had the opportunity to go communicate with the employees. It's very similar to what I just went through on the prior question with management. So what over time we would need -- we'd love to have the opportunity to go actually talk to the Delta employees and explain to them what it is we're trying to build which is a better airline for them, and I feel very good about our ability to do that.

We went through, not this publicly, but certainly went through similar issues as we put together US Airways and America West. We're on both sides. Airlines have pride in their company and feel very strongly about their company, and particularly in a business as competitive as ours has strong views about other airlines. But what we found out is there's a lot more in common than there were differences between the two cultures.

And when management explained to people that, look, we're just trying to get you a better place to work and get you part of a team that's more of a winning team it starts to come together. So we haven't had the luxury of doing that and we (technical difficulty) expect we should be able to. It's not appropriate yet, but at some point we will. So while it may be hard for people to see, I can see how we get there from here. But we're not there yet and that's one of the things that would happen over time.


--------------------------------------------------------------------------------
RAY NEIDL  - CALYON SECURITIES - ANALYST


Okay, great. Thanks a lot.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us       10
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

                                                                FINAL TRANSCRIPT

JAN. 10. 2007 / 9:00AM, LCC - US AIRWAYS - DELTA MERGER UPDATE CONFERENCE CALL

OPERATOR


Helane Becker, Benchmark Company.


--------------------------------------------------------------------------------
HELANE BECKER  - BENCHMARK COMPANY - ANALYST


Thanks, operator. Actually, my questions have been asked and answered. Thanks, Doug. I was going to ask about the January 24th hearing as well as the employee support. So you did a good job of responding, thank you.


--------------------------------------------------------------------------------
DOUG PARKER  - US AIRWAYS GROUP - CHAIRMAN, CEO


Perfect. Thanks, Helane. And I think we're out of questions which is perfect because it's now half an hour that we said we were going to take. So at any rate, thank you all very much and thanks for your questions. Thanks for listening in. Obviously as you have additional questions, the investment community, feel free to call our investor relations people -- Dan Cravens, Derek Kerr, Elise Eberwein -- we'll be happy to do our best to answer any questions you may have. Thanks again and we will keep you apprised of how things are going.


--------------------------------------------------------------------------------
OPERATOR


This does conclude today's conference. Thank you for your participation.

--------------------------------------------------------------------------------
DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

(C) 2007, Thomson StreetEvents All Rights Reserved.

--------------------------------------------------------------------------------
THOMPSON                www.streetevents.com                 Contact Us       11
--------------------------------------------------------------------------------
(C)2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.